

July 13, 2023

Chris Jefferis
Chief Financial Officer
UTA Acquisition Corp.
135 Fifth Avenue
7th Floor
New York, NY 10010

      **Re: UTA Acquisition Corp.**
          **Form 10-K for the fiscal year ended December 31, 2022**
          **Filed March 31, 2023**
          **File No. 001-41114**

Dear Chris Jefferis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

General, page 1

1.    With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require

you to liquidate.  Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.  Please include an example of your intended disclosure in your response.

Financial Statements
Note 7- Shareholders' Equity, page 80

2.      We note that you account for the public and private warrants as equity.  Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants.  As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation